UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of the Annual General Meeting of Shareholders

1.	Approval of Financial Statements for the 33rd Fiscal Year : Approved as originally submitted

The 33rd Fiscal Year (Fiscal Year ended December 31, 2016) (in millions of Won, except for basic earnings per share)

Consolidated	• Total Assets • Total Liabilities • Share Capital • Total Equity	31,297,663 15,181,233 44,639 16,116,430	• Operating Revenue • Operating Income • Profit for the Year • Basic Earnings per Share (Won)	17,091,816 1,535,744 1,660,101 23,497

Separate	• Total Assets • Total Liabilities • Share Capital • Total Equity	25,448,574, 11,191,620 44,639 14,256,954	• Operating Revenue • Operating Income • Profit for the Year • Basic Earnings per Share (Won)	12,350,479 1,782,172 1,217,274 17,001

(1) Prepared in accordance with International Financial Reporting Standards as adopted in Korea (2) Opinion of independent auditors: Unqualified

< Approval of Cash Dividends> (in Won, except for percentages)

Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend Interim Dividends	9,000 1,000
	Total Cash Dividend			708,091,600,000
	Market Dividend Rate (%) (including interim dividend)		Common Stock	4.3
			Preferred Stock	—

2.	Amendment to the Articles of Incorporation : Approved as originally submitted

Before the Amendment	Before the Amendment	Remarks

The Company will survive in the rapidly changing world and continue to improve and develop to endure long-term benefits for its shareholders. For this purpose, the Company will establish its management philosophy as follows and carry out its management activities based thereon.

[Corporate View]

The Company will keep its stability and growth to continue to prosper and develop, through which the Company will create its value for its customers, members and shareholders, play a key role in the social and economic development and contribute to the happiness of human being.

[Social Values]

The Company will continue to satisfy its customers, obtain trust from them and ultimately develop together with the customers. The Company will arrange environments to allow its members to voluntarily and enthusiastically engage in its activities and the members will contribute to the corporate development while they work for the Company. The Company will heighten its values to create values for its shareholders and for this purpose, the Company will secure transparency and effectiveness in its management practices. The Company will contribute to the society through social and cultural activities as well as to the economic development and will do its best to manage the Company in compliance with the social norms and

The Company will survive in the rapidly changing world and continue to improve and develop to endure long-term benefits for its shareholders. For this purpose, the Company will establish its management philosophy as follows and carry out its management activities based thereon.

The Company will keep its stability and growth to continue to prosper and develop, through which the Company will create its value for its customers, members and shareholders, play a key role in the social and economic development and contribute to the happiness of human being.

The Company will continue to satisfy its customers, obtain trust from them and ultimately develop together with the customers.

The Company will ensure that its members develop with a sense of achievement in their work and the members will contribute to the corporate development while they work for the Company.

The Company will continue to increase its value so as to continuously create value for its shareholders.

The Company will grow along with the community through the creation of social values in addition to facilitating economic prosperity.

The Company will make an effort to find a balance between the happiness of stakeholders and consider this in both the present and the future to remain sustainable over the long-term (amended on March 24, 2017).

Amended with focus on the happiness of stakeholders while succeeding the existing management philosophy of SKMS(SK Management System)

Article 10-3. Stock Option

(4) The number of officers and employees to be granted with Stock Option shall not exceed 50% of the total number of officers and employees. The Stock Option that can be granted to each person shall not exceed 1/5000 of total issued and outstanding shares (amended on March 17, 2000).

Article 10-3. Stock Option

(4) The number of officers and employees to be granted with Stock Option shall not exceed 50% of the total number of officers and employees. The Stock Option that can be granted to each person shall not exceed 1/100 of total issued and outstanding shares (amended on March 24, 2017).

Intended to change the upper limit of Stock Option to be granted to an officer or employee

<Newly established>	Addendum No. 26 (as of March 24, 2017) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 24, 2017.	-

3.	Approval of the Appointment of Directors : Approved as originally submitted

(1) Elected Executive Director(Park, Jung Ho)

Name	Term	Profile	Remarks
Park, Jung Ho	3 years

☐   Education

•    B.A., Korea University(Business Administration) (‘88)

•    M.B.A., George Washington University

☐   Career

•    CEO, SK Telecom Co., Ltd.(’17 ~ Present)

•    CEO(C&C), SK Holdings Co., Ltd. (‘15~ ‘16)

•    Head of Corporate Development Office, SK C&C Co., Ltd.(‘13~’14)

•    Head of Business Development Office, SK Telecom Co., Ltd (’12)

New Appointment

(2) Elected Non-Executive Director(Cho, Dae Sik)

Name	Term	Profile	Remarks
Cho, Dae Sik	3 years

☐   Education

•    B.A. In Sociology, Korea University

•    M.B.A. Clark University

☐   Career

•    Chairman, SK SUPEX Council(‘17~Present)

•    Director, SK Holdings Co., Ltd. (’13 ~ Present)

•    CFO, Head of Finance Division and Risk Mgmt. & Corporate Auditing Office, SK Holdings(’12)

Current Director

(3) Elected Independent Non-Executive Directors

Name	Term	Profile	Remarks
Lee, Jae Hoon	3 years

☐   Education

•    Bachelor in Economics, Seoul National University(’78)

•    MS in Applied Economics, University of Michigan at Ann Arbor(’87)

•    Ph.D. in Public Administration, Sungkyunkwan University(’02)

☐   Career

•    Assistant Minister, Ministry of Commerce, Industry and Energy(’07)

•    Vice Minister, Ministry of Commerce, Industry and Energy(‘07~’08)

•    Vice Minister, Ministry of Knowledge Economy (‘08~’09)

•    President, Korea Polytechnic University(‘14~Present)

Current Director
Ahn, Jae Hyeon	3 years

☐   Education

•    Bachelor of Science in Industrial Engineering, Seoul National University(‘78)

•    Master of Science in Industrial Engineering, Seoul National University(’87)

•    Ph.D. in Decision Analysis, Stanford University(’02)

☐   Career

•    Senior Technical Staff Member, AT&T Bell Labs(‘93~’98)

•    President, Korea Media Management Association(’11)

•    Dean, College of Information and Media Management, KAIST(‘11~’13)

•    Vice President, College of Business, KAIST(‘13~’15)

•    Professor, Advanced Innovative Management Program, KAIST(‘15~Present)

Current Director

Ahn, Jung Ho	3 years

☐   Education

•    Bachelor in Electrical Engineering, Seoul National University(’00)

•    Bachelor in Electrical Engineering, Stanford University(’02)

•    Ph.D. in Electrical Engineering, Stanford University(’07)

☐   Career

•    Senior Research Scientist, Exascale Computing Lab, HP Labs(‘07~’09)

•    Visiting Scholar, Google Inc.(’16)

•    Assistant Professor, Graduate School of Convergence Science and Technology, Seoul National University (’09 ~ ‘13)

•    Associate Professor, Graduate School of Convergence Science and Technology, Seoul National University (’13 ~ Present)

New Appointment

4.	Approval of the Appointment of Members of the Audit Committee : Approved as originally submitted

(1) Elected Members of the Audit Committee

Name	Term	Profile	Remarks
Lee, Jae Hoon	3 years

☐   Education

•    Bachelor in Economics, Seoul National University(’78)

•    MS in Applied Economics, University of Michigan at Ann Arbor(’87)

•    Ph.D. in Public Administration, Sungkyunkwan University(’02)

☐   Career

•    Assistant Minister, Ministry of Commerce, Industry and Energy(’07)

•    Vice Minister, Ministry of Commerce, Industry and Energy(‘07~’08)

•    Vice Minister, Ministry of Knowledge Economy (‘08~’09)

•    President, Korea Polytechnic University(‘14~Present)

Current Director
Ahn, Jae Hyeon	3 years

☐   Education

•    Bachelor of Science in Industrial Engineering, Seoul National University(‘78)

•    Master of Science in Industrial Engineering, Seoul National University(’87)

•    Ph.D. in Decision Analysis, Stanford University(’02)

☐   Career

•    Senior Technical Staff Member, AT&T Bell Labs(‘93~’98)

•    President, Korea Media Management Association(’11)

•    Dean, College of Information and Media Management, KAIST(‘11~’13)

•    Vice President, College of Business, KAIST(‘13~’15)

•    Professor, Advanced Innovative Management Program, KAIST(‘15~Present)

Current Director

5.	Approval of Ceiling Amount of the Remuneration for Directors : Approved as originally submitted.

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

	Fiscal year 2016	Fiscal year 2017
Number of directors (Number of independent non-executive directors)	6 persons (4 persons)	6 persons (4 persons)
Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

6.	Stock Option Grant : Approved as originally submitted

(1)	Recipient : Park, Jung Ho (Chief Executive Officer)

(2)	Share Type : Common Share (treasury shares)

(3)	Grant Date : March 24, 2017

(4)	Number of Shares : 66,504 shares

(5)	Exercise Period and Exercise Price

		22,168 shares	22,168 shares	22,168 shares
Exercise Period	Starts	March 25, 2019	March 25, 2020	March 25, 2021
	Ends	March 24, 2022	March 24, 2023	March 24, 2024
Exercise Price		Won 246,7501)	Won 266,490 (Won 246,750 x 1.08)	Won 287,810 (Won 246,750 x (1.08)2)

1)	Arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week

(6)	Other Noteworthy Matters

•	The recipient’s right to exercise all or part of the stock options, as the case may be, shall automatically terminate if the recipient is not continuously employed by the Company for a period of two years from the date of the stock option grant or if the recipient is not employed by the Company at the commencement of a relevant exercise period.

•	Other terms of the stock option grant shall be governed by applicable laws and regulations, the Company’s articles of incorporation and the stock option grant agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Lee, Sunghyung
(Signature)
Name:	Lee, Sunghyung
Title:	Senior Vice President

Date: March 28, 2017